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                 U.S. SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549


                                FORM 6-K


                    REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                     SECURITIES EXCHANGE ACT OF 1934


                         dated January 23, 2002


                            WORLD GAMING PLC
                (Exact Name as Specified in its Charter)

                                   N/A
                   ----------------------------------
                   (Translation of Registrant's Name)

                The CIBC Banking Centre, Old Parham Road
                   P.O. Box 3265, St. John's, Antigua
                   ----------------------------------
           (Address of principal executive offices) (Zip code)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

     Form 20-F   X    Form 40-F
               -----            ------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes              No   X
         -----           -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

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     Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three and five-month periods ended September 30, 2001, and related Management's Discussion and Analysis of Financial Condition and Results of Operations. The period covered by such financial information represents a partial second quarter and full third quarter under the Registrant's new fiscal year ended December 31, 2001.

     The Registrant is reporting a change to the second quarter and third quarter income statements as previously reported on November 21, 2001. The change is related to a reclassification of one-time charges in the amount of U.S.$494,000, which resulted in a reallocation of general and administrative expenses from second quarter and third quarter. This reallocation does not change the September 30, 2001 year-to-date numbers as previously stated.

     The document set forth as an exhibit to this Form 6-K is incorporated herein by reference.

                               SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:     January 23, 2002
                                   WORLD GAMING PLC
                                   By: /s/ Rodney Davis
                                      ----------------------------
                                   Name:  Rodney Davis
                                   Title:  Chief Financial Officer









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                              EXHIBIT INDEX
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Exhibit             Description of Exhibit
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1                   Registrant's Unaudited Consolidated Financial
                    Statements at and for the three and five month periods ended September 30, 2001, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.